July 9, 2024

Gregg Budoi
Interim Chief Financial Officer
MCX Technologies Corp
176 South Capital Blvd.
Boise, Idaho 83702

        Re: MCX Technologies Corp
            Form 10-K for the Fiscal Year Ended December 31, 2023
            File No. 000-54918
Dear Gregg Budoi:

        We issued comments to you on the above captioned filing on May 22, 2024. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by July 23, 2024.

       If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

       Please contact Melissa Walsh at 202-551-3224 or Stephen Krikorian at 202-551-3488
with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:   Christopher Rowlison